Exhibit 12.1

Lam Research Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

		Fiscal Year Ended
	Six Months Ended Dec 28, 2014	June 29, 2014	June 30, 2013	June 24, 2012	June 26, 2011	June 27, 2010
Earnings[1]	$341,592	$723,363	$66,658	$204,418	$800,876	$430,141
Income (loss) from equity investees	—	683	1,171	(246)	—	—
Fixed charges[2]	32,325	62,452	61,167	39,600	11,219	10,850

Total earnings available for fixed charges	$373,917	$785,132	$126,654	$244,264	$812,095	$440,991

Fixed charges:
Interest expense	$31,501	$61,692	$60,408	$38,962	$5,380	$994
Interest portion of rental expense	824	760	759	638	5,839	9,856

Total fixed charges	$32,325	$62,452	$61,167	$39,600	$11,219	$10,850

Ratio of earnings to fixed charges	11.6x	12.6x	2.1x	6.2x	72.4x	40.6x

[1]	Earnings consist of pre-tax earnings before income (loss) from equity earnings in joint ventures, plus fixed charges.
[2]	Fixed charges consist of (i) interest expense on all indebtedness, including amortization of issuance costs, discounts and premiums and (ii) the portion of rental expense that is estimated as representative of the interest factor.